

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2014

<u>Via E-mail</u>
Darwin Fogt
Chief Executive Officer
eWellness Healthcare Corporation
11825 Major Street
Culver City, California 90230

> **Re: eWellness Healthcare Corporation**
> **Amendment No. 3 to Form 8-K**
> **Filed October 2, 2014**
> **File No. 000-55203**

Dear Mr. Fogt:

We issued comments on the above captioned filing on August 25, 2014**,** have read your responses in your August 6, 2014 and October 2, 2014 letters, but continue to have concerns regarding several issues raised in those and prior comments. For example, we are not persuaded by your arguments and analysis that you did not sell securities in the Rule 419 offering. We also do not agree with your analysis and conclusion regarding the availability of an exemption for the Private Offering and the potential integration of such offering with the Rule 419 offering. Finally, and consistent with our view that sales were made in the Rule 419 offering, you are ineligible to apply for withdrawal of the registration statement because you are unable to represent that no securities were sold in the offering as required by Rule 477(c).

Please note that we are terminating our review of your Form 8-K and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Myra Moosariparambil at (202) 551-3796 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Rachael Schmierer
        Hunter Taubman Weiss